                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ x ] Form 10-Q

For the period ended March 31, 1996.

     [ ] Transition Report on Form 10-K.
     [ ] Transition Report on Form 20-F.
     [ ] Transition Report on Form 11-K.
     [ ] Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                  AMAZON NATURAL TREASURES, INC.,
                  formerly CONCORD CAPITAL, INC.
                     Full Name of Registrant

                           33-26109
                         SEC File No.

                    6020 South Spencer Street
                            Suite B-7
                    Las Vegas, Nevada   89119
      Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated
                    without unreasonable effort or expense;
[ X ]          (b)  The subject annual report, semi-annual
                    report, transition report of Form 10-K, Form
                    20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c)  The accountant's statement or other exhibit
                    required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant has recently had a reorganization and acquisition and is in the process of bringing the acquired corporation's books into conformity with the book's of Concord Capital, Inc.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

     Darrell Schvaneveldt
     275 East South Temple
     Suite 300
     Salt Lake City, Utah 84111
     (801) 521-2392

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                    Yes X               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    Yes  X              No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Corporation has commenced operation since the corresponding period last year.

Amazon Natural Treasures, Inc, formerly Conrad Capital, Inc., has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of May, 1996.




               BY:  /s/ Darrell Schvaneveldt, Accountant